SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                         TTI Holdings of America Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   873047 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               JWZ Holdings, Inc.
                                James W. Zimbler
                                 1 Diane Court
                                 Nesconset, NY
                                  631-755-8777
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.873047 10 4                     13D                   Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


JWZ Holdings, Inc.:  11-3410800
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               150,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY      950,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               150,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                950,00
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


150,000 (JWZ Holdings, Inc.) and 950,000 (Crossover Advisors, LLC)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


16.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.873047 10 4                     13D                   Page 3 of 4 Pages


Item 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.0001 par value (the "Common Stock") of TTI Holdings of America Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 545 Madison Avenue, 6th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c)

           Name              Principal Occupation      Employer Address
           ---------------------------------------------------------------------
           JWZ Holdings, Inc                 1 Diane Court, Nesconset, NY  11767

           (d)      None

           (e)      None

           (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         150,000 shares was acquired as part of acquisition
         950,000 shares was payment for Consulting services performed by Crossover Advisors, LLC for the Company

ITEM 4.  PURPOSE OF TRANSACTION

         Shares acquired for investment purposes

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 150,000 shares of common stock, which is approximately 2.2% of the issued and outstanding common shares of the Company.

         (b) JWZ Holdings, Inc. has sole voting control of 150,000 shares of the Issuer's common stock it holds, and with Adelphia Holdings, LLC., has joint voting and dispositive power with respect to the 950,000 shares of the Issuer's Common Stock in the name of Crossover Advisors, LLC.

         (c)      None

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the undersigned, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreement, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

CUSIP No.873047 10 4                     13D                   Page 4 of 4 Pages
                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        December 5, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ James W. Zimbler
                                        ----------------------------------------
                                                       (Signature)


                                        President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).